February 5, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Edward M. Kelly and Sherry Haywood

Re:	Infuzed Brands Inc.
Draft Offering Statement on Form 1-A
Submitted December 27, 2019
CIK 0001793154

Dear Mr. Kelly and Ms. Haywood:

On behalf of our client Infuzed Brands Inc. (the ”Company”), this letter responds to the comments received from the staff (the ”Staff”) of the Securities and Exchange Commission (the ”Commission”) in the Staff’s letter to the Company dated January 23, 2020, with respect to the Draft Offering Statement on Form 1-A submitted non-publicly on December 27, 2019 (the “Offering Statement”). For convenience, the number of each response set forth below corresponds to the numbered comment in the Staff’s letter dated January 23, 2020, and the text of the Staff’s comment appears in bold type and the Company’s response appears immediately after such comment in regular type. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offering Statement.

If the Staff would like marked copies of Amendment No. 1 to the Offering Statement as submitted with the Commission on the date hereof (“Amendment No. 1”) marked against the Offering Statement, please so advise and we would be happy to provide them.

Draft Form 1-A Non-Publicly Submitted December 27, 2019

Risks Related to Our Business

Auditors have issued going concern of the Company, page 14

1.	In the second paragraph under this risk factor, please revise to specifically disclose that your auditors have issued a going concern opinion on your March 31, 2019 audited financial statements that raises substantial doubt about your ability to continue as a going concern. Please also include this disclosure in the going concern subsection of MD&A on page 33 and in the third paragraph of Note 1 on page F-7.

Securities and Exchange Commission

February 5, 2020

Response: The Company respectfully acknowledges this comment and has specifically disclosed that the auditors have included an explanatory paragraph regarding conditions which raise substantial doubt about the ongoing concern of the Company related to the March 31, 2019 audited financial statements in the going concern subsection of MD&A on page 33 and in the third paragraph of Note 1 on page F-7.

Dilution page, 17

2.	Please update your dilution table to be reflective as of the most recent interim balance sheet date included in the filing.

Response: The Company respectfully acknowledges this comment and has updated the dilution table on page 17 to be reflective as of the most recent interim balance sheet date ended September 30, 2019 included in the filing.

3.	According to your disclosure in the third paragraph, it appears that you disclose negative net tangible book value of $(949,251) or $(0.03) per share as of March 31, 2019. Please explain how the amounts were calculated. Based on the amounts presented on your balance sheet as of March 31, 2019, it appears that you have positive net tangible book value and per share amounts. Further, we note the 34,010,403 shares used in the net tangible book value per share are inclusive of an aggregate of 1,210,400 shares committed to be issued as discussed in Note 11 to the financial statements rather than the 32,800,003 shares outstanding at the March 31, 2019. As appropriate, please expand your disclosure to clearly describe your calculation of the shares used to determined net tangible book value per share.

Response: The Company respectfully acknowledges this comment. The brackets were inadvertently included, which lead to the negative net tangible book value being presented. An updated calculation has been performed as of September 30, 2019, showing a positive net tangible book value. The method of calculation has been revised accordingly.

Use of Proceeds to Issuer, page 20

4.	Refer to the table of management’s best estimate of the uses of the net proceeds received from the sale of units. As the total amounts shown for use at the 100%, 75%, 50%, and 25% levels are less than the overall total net proceeds to be received for each level, please consider including a line item for the remaining unallocated net proceeds to be received.

Securities and Exchange Commission

February 5, 2020

Response: The Company respectfully acknowledges this comment and has included a line item for the “General corporate purposes” including Acquisitions to account for the unallocated use of funds accordingly.

Current Agreements, page 23

5.	Advise what consideration you have given to the filing of any agreements with your manufacturers, suppliers, distributors, and researchers as exhibits to the offering statement. We note the risk factor disclosure on page 12 relating to your single manufacturer, Craft Canning Facility. See 17(6) of Part III of Form 1-A.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has reviewed its existing agreements with its manufacturers, suppliers, and distributors and has determined that such agreements (other than Craft Canning) are not required to be filed as exhibits given that such agreements are as ordinarily accompanies the kind of business conducted by the Company, are in the ordinary course of business and are not contracts upon which the Company’s business is substantially dependent. The Company has filed as EX1-A6.13 that certain Craft Canning Agreement dated January 30, 2020 between Infuzed Brands Inc. and Craft Canning LLC which confidential portions have been redacted.

Marketing Plan, page 24

6.	As appropriate, update disclosure in this subsection to the most recent date practicable.

Response: The Company respectfully acknowledges the Staff’s comments. The Company has updated its disclosure to provide the most recent marketing plans to date. The Company will monitor and amend such disclosure prior to qualification of the Form 1-A, if required.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

7.	Where you disclose in MD&A that the audited financial statements were prepared in accordance with International Financial Reporting Standards or IFRS, please clarify that this is IFRS as issued by the International Accounting Standards Board. Also, please disclose whether or not you have elected to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer is required to comply with the new or revised accounting standard if the standard also applies to companies that are not issuers. Refer to Part F/S(a)(3) of Form 1-A.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the MD&A has been revised to indicate that the audited financial statements were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards. The Company has disclosed in the MD&A section that the financial statements are compliant and up to date with all new financial accounting standards and that the Company has not elected to delay compliance with any new or revised financial accounting standard until the date that the Company is required to comply with the new or revised accounting standard.

Securities and Exchange Commission

February 5, 2020

Directors, Executive Officers and Significant Employees, page 36

8.	The purpose of the number 15 in this section’s caption is unclear. Please revise.

Response: The Company respectfully acknowledges this comment and has removed the number 15 in the caption for “Directors, Executive Officers and Significant Employees”.

9.	In the biographical paragraph of Mr. Corby Marshall on page 38, include the dates of his business experience during the past five years.

Response: The Company respectfully acknowledges this comment and has included the dates of Mr. Corby Marshall’s business experience during the past five years accordingly.

Security Ownership of Management and Certain Securityholders, page 42

10.	Refer to note (2) to the table on page 42. Please advise where the consolidated capitalization section is located within the offering circular. Please revise or include the disclosure.

Response: The Company respectfully acknowledges this comment and has removed the reference to the consolidated capitalization section.

Rights, Preferences and Restrictions Attaching to Our Common Shares, page 44

11.	Disclose whether holders of shares of your common stock are entitled to cumulative voting rights in the election of directors.

Response: The Company respectfully acknowledges this comment and has added additional disclosure in the section “Rights, Preferences and Restrictions Attaching to Our Common Shares” making it clear that the holders of the common shares are not entitled to cumulative voting rights in the election of directors.

Signatures, page 49

12.	Please conform the signature of your chief financial officer and principal accounting officer to the name shown below the signature.

Response: The Company respectfully acknowledges this comment and has conformed the signature of the chief financial officer and principal accounting officer to the name shown below the signature accordingly.

Securities and Exchange Commission

February 5, 2020

Consolidated Financial Statements, page F-1

13.	We note that you have included interim unaudited financial statements as of and for the three months ended June 30, 2019. Pursuant to the requirements of Part F/S(b)(3) through (b)(5) of Form 1-A, where an offering statement is expected to be qualified more than nine months after the most recently completed fiscal year end, an interim balance sheet and interim statements of loss and comprehensive loss, equity, and cash flows covering a period no earlier than six months after the most recently completed fiscal year end is to be provided. Specific reference is made to Part F/S(b)(3)(B) of Form 1-A.

Response: The Company respectfully acknowledges this comment and has updated the Company’s interim financial statements to include the six-month period ended September 30, 2019.

Note 2. Basis of Preparation Statement of Compliance, page F-7

14.	As the filing includes unaudited interim financial statements, please provide disclosure on whether in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included. Refer to Part F/S(b)(5)(iii) of Form 1-A.

Response: The Company respectfully acknowledges this comment and has disclosed that in the opinion of management, all adjustments necessary to make the interim financial statements not misleading have been included.

Exhibit 11.1, page 1

15.	Please revise the paragraph disclosure with respect to the date of the auditor’s report to December 19, 2019 so that it is consistent with the actual date of the auditor’s report on page F-2.

Response: The Company respectfully acknowledges this comment and has ensured that the date of the consent is consistent with the date of the auditor’s report accordingly.

General

16.	Please file any “testing the waters” materials as an exhibit to the offering statement. See Item 17(13) of Part III of Form 1-A.

Response: The Company respectfully acknowledges this comment and notes that no “testing the waters” materials have been used to date.

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Securities and Exchange Commission

February 5, 2020

We appreciate your time and attention to the Company’s response to the Staff’s comments set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 561-955-7654.

Very truly yours,

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano

Enclosures

cc:	Mr. Roop Mundi, Chief Executive Officer
Mr. Faizaan Lalani, Chief Financial Officer

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